UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

MILLENNIAL MEDIA, INC.

(Name of Subject Company)

MARS ACQUISITION SUB, INC.

(Offeror)

A WHOLLY OWNED DIRECT SUBSIDIARY OF

AOL INC.

(Parent of Offeror)

(Names of Filing Persons)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

60040N105

(CUSIP Number of Class of Securities)

Julie M. Jacobs

General Counsel

22000 AOL Way

Dulles, VA 20166

(703) 265-1000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

David E. Shapiro

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

(212) 403-1000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$280,713,492.50	$32,618.91
*	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (i) 142,731,031 shares of common stock, par value $0.001 per share (the “Shares”), of Millennial Media, Inc. (“Millennial Media”) outstanding multiplied by the offer price of $1.75 per share; (ii) 7,426,395 Shares reserved for issuance upon settlement of outstanding Millennial Media restricted stock unit awards multiplied by the offer price of $1.75 per Share; and (iii) 10,250,284 Shares issuable pursuant to outstanding options with an exercise price less than the offer price of $1.75 per share, multiplied by the offer price of $1.75 per share minus the exercise price for each such option. The calculation of the filing fee is based on information provided by Millennial Media as of September 15, 2015.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2015, issued August 29, 2014, by multiplying the transaction valuation by 0.0001162.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the tender offer by Mars Acquisition Sub, Inc., a Delaware corporation (which we refer to as “Purchaser”) and a wholly owned direct subsidiary of AOL Inc., a Delaware corporation (which we refer to as “Parent”), to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Millennial Media, Inc., a Delaware corporation (which we refer to as “Millennial Media”), at a purchase price of $1.75 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 18, 2015 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which together with other related materials, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Item 1.	Summary Term Sheet.

Regulation M-A Item 1001

The information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET is incorporated herein by reference.

Item 2.	Subject Company Information.

Regulation M-A Item 1002

(a) Name and Address. The name, address, and telephone number of the subject company’s principal executive offices are as follows:

Millennial Media, Inc.

2400 Boston Street, Suite 300

Baltimore, Maryland 21224

Telephone: (410) 522-8705

(b)-(c) Securities; Trading Market and Price. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference.

INTRODUCTION

THE TENDER OFFER — Section 6 (“Price Range of Shares; Dividends”)

Item 3.	Identity and Background of Filing Person.

Regulation M-A Item 1003

(a)-(c) Name and Address; Business and Background of Entities; and Business and Background of Natural Persons. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 8 (“Certain Information Concerning Parent and Purchaser”)

SCHEDULE I — Information Relating to Parent and Purchaser

Item 4.	Terms of the Transaction.

Regulation M-A Item 1004

(a) Material Terms. The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005

(a) Transactions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Millennial Media”)

(b) Significant Corporate Events. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 8 (“Certain Information Concerning Parent and Purchaser”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Millennial Media”)

THE TENDER OFFER — Section 11 (“The Merger Agreement”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Millennial Media”)

Item 6.	Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006

(a) Purposes. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Millennial Media”)

(c) (1)-(7) Plans. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Millennial Media”)

THE TENDER OFFER — Section 11 (“The Merger Agreement”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Millennial Media”)

THE TENDER OFFER — Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER — Section 14 (“Dividends and Distributions”)

Item 7.	Source and Amount of Funds or Other Consideration.

Regulation M-A Item 1007

(a) Source of Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)

(b) Conditions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)

(d) Borrowed Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)

Item 8.	Interest in Securities of the Subject Company.

Regulation M-A Item 1008

(a) Securities Ownership. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE TENDER OFFER — Section 8 (“Certain Information Concerning Parent and Purchaser”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Millennial Media”)

SCHEDULE I — Information Relating to Parent and Purchaser

(b) Securities Transactions. None.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

Regulation M-A Item 1009

(a) Solicitations or Recommendations. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 3 (“Procedures for Accepting the Offer and Tendering Shares”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Millennial Media”)

THE TENDER OFFER — Section 18 (“Fees and Expenses”)

Item 10.	Financial Statements.

Regulation M-A Item 1010

(a) Financial Information. Not Applicable.

(b) Pro Forma Information. Not Applicable.

Item 11.	Additional Information.

Regulation M-A Item 1011

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Millennial Media”)

THE TENDER OFFER — Section 11 (“The Merger Agreement”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Millennial Media”)

THE TENDER OFFER — Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER — Section 16 (“Certain Legal Matters; Regulatory Approvals”)

(b) Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits.

Regulation M-A Item 1016

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated September 18, 2015.

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Form W-9).

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Press Release issued by AOL Inc., dated September 3, 2015 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by AOL Inc. with the Securities and Exchange Commission on September 3, 2015).

(a)(1)(G)	Summary Advertisement as published in The Wall Street Journal on September 18, 2015.

(a)(5)(A)	Complaint filed by Paul Parshall in the Delaware Court of Chancery, dated September 9, 2015.

Exhibit No.	Description

(a)(5)(B)	Complaint filed by David Desjardins in the Delaware Court of Chancery, dated September 10, 2015.

(a)(5)(C)	Complaint filed by Kien Chen in the Delaware Court of Chancery, dated September 10, 2015.

(a)(5)(D)	Complaint filed by Joseph Wagner in the Delaware Court of Chancery, dated September 15, 2015.

(a)(5)(E)	Complaint filed by An Nguyen in the Delaware Court of Chancery, dated September 16, 2015.

(d)(1)	Agreement and Plan of Merger, dated as of September 3, 2015, by and among AOL Inc., Mars Acquisition Sub, Inc. and Millennial Media, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Millennial Media, Inc. with the Securities and Exchange Commission on September 3, 2015).

(d)(2)	Confidential Non-Disclosure Agreement, effective January 16, 2015, by and between AOL Inc. and Millennial Media, Inc.

(d)(3)	Joinder Agreement to Confidential Non-Disclosure Agreement, dated May 18, 2015, by and between AOL Inc., Millennial Media, Inc. and Verizon Communications Inc.

(d)(4)	Letter Agreement, dated August 26, 2015, by and between AOL Inc., Millennial Media, Inc. and Verizon Communications Inc.

(d)(5)	Exclusivity Agreement, dated as of June 15, 2015, by and between AOL Inc. and Millennial Media, Inc.

(d)(6)	Exclusivity Agreement Amendment No. 1, dated as of July 21, 2015, by and between AOL Inc. and Millennial Media, Inc.

(d)(7)	Employment Offer Letter, dated July 13, 2015, as revised August 6, 2015, between AOL Inc. and Ernie Cormier.

(d)(8)	Employment Offer Letter and Retention Bonus Letter, dated July 9, 2015, as revised August 11, 2015, between AOL Inc. and Matthew Gillis.

(g)	None.

(h)	None.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 18, 2015

MARS ACQUISITION SUB, INC.

By:	/s/ Julie Jacobs
	Name:	Julie Jacobs
	Title:	VP, Secretary

AOL INC.

By:	/s/ Julie Jacobs
	Name:	Julie Jacobs
	Title:	EVP, Secretary

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated September 18, 2015.

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Form W-9).

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Press Release issued by AOL Inc., dated September 3, 2015 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by AOL Inc. with the Securities and Exchange Commission on September 3, 2015).

(a)(1)(G)	Summary Advertisement as published in The Wall Street Journal on September 18, 2015.

(a)(5)(A)	Complaint filed by Paul Parshall in the Delaware Court of Chancery, dated September 9, 2015.

(a)(5)(B)	Complaint filed by David Desjardins in the Delaware Court of Chancery, dated September 10, 2015.

(a)(5)(C)	Complaint filed by Kien Chen in the Delaware Court of Chancery, dated September 10, 2015.

(a)(5)(D)	Complaint filed by Joseph Wagner in the Delaware Court of Chancery, dated September 15, 2015.

(a)(5)(E)	Complaint filed by An Nguyen in the Delaware Court of Chancery, dated September 16, 2015.

(d)(1)	Agreement and Plan of Merger, dated as of September 3, 2015, by and among AOL Inc., Mars Acquisition Sub, Inc. and Millennial Media, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Millennial Media, Inc. with the Securities and Exchange Commission on September 3, 2015).

(d)(2)	Confidential Non-Disclosure Agreement, effective January 16, 2015, by and between AOL Inc. and Millennial Media, Inc.

(d)(3)	Joinder Agreement to Confidential Non-Disclosure Agreement, dated May 18, 2015, by and between AOL Inc., Millennial Media, Inc. and Verizon Communications Inc.

(d)(4)	Letter Agreement, dated August 26, 2015, by and between AOL Inc., Millennial Media, Inc. and Verizon Communications Inc.

(d)(5)	Exclusivity Agreement, dated as of June 15, 2015, by and between AOL Inc. and Millennial Media, Inc.

(d)(6)	Exclusivity Agreement Amendment No. 1, dated as of July 21, 2015, by and between AOL Inc. and Millennial Media, Inc.

(d)(7)	Employment Offer Letter, dated July 13, 2015, as revised August 6, 2015, between AOL Inc. and Ernie Cormier.

Exhibit No.	Description

(d)(8)	Employment Offer Letter and Retention Bonus Letter, dated July 9, 2015, as revised August 11, 2015, between AOL Inc. and Matthew Gillis.

(g)	None.

(h)	None.